UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ____________________________

FORM 1-U

Current Report Pursuant To Regulation A

Date of Report: April 29, 2020

(Date of earliest event reported)

Denim.LA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-1942864
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 S. Broadway, Suite 600
Los Angeles, CA	90013
(Address of principal executive offices	(Zip Code)

(888) 246-7163
Registrant’s telephone number, including area code

Series A Preferred Stock Series A-2 Preferred Stock Series A-3 Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On April 29, 2020 Denim.LA, Inc., a Delaware corporation (the “Company”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Richard Antonoff, Frank Georges, and Jack Georges (the “Sellers”), owners of all of the shares of capital stock of Jack George’s Inc., a New Jersey corporation (“JG”).

The purchase price for the shares of JG is to be paid in cash and in shares of Common Stock of the Company (the “Company Shares”), calculated as follows and subject to adjustment pursuant to the terms of the Purchase Agreement: Seven Million Five Hundred Thousand Dollars ($7,500,000) in cash and shares of the Company’s common stock which shall be a number of Company Shares equal to the lesser of (i) $1,500,000 at a per share price equal to the per share price of the Company’s common stock sold in the initial firm commitment public offering of the Company’s common stock on the Nasdaq Capital Market of the NYSE American, as the case may be (the “IPO”), or (ii) 0.9% of the Company’s Common Stock outstanding after issuance on a fully diluted and fully converted basis (which is currently estimated to be 178,605 shares based on 20,000,000 shares to be outstanding on a fully converted and fully-diluted basis, after issuance of the Company Shares).

If at that date which is one year from the Closing Date of the Purchase Agreement, the product of the number of Company Shares issued under the Purchase Agreement multiplied by the then closing price per share of the common stock of the Company as quoted on the Nasdaq or NYSE American, as the case may be, less the value of any Company Shares cancelled further to Article VII of the Purchase Agreement, does not exceed One Million Five Hundred Thousand Dollars ($1,500,000), then the Company shall issue to the Sellers an additional aggregate number of shares of Company Common Stock equal to the valuation shortfall at a per share price equal to the then closing price per share of the common stock of the Company as quoted on the Nasdaq or NYSE American, as the case may be. Concurrently, the Company will cause an equivalent number of shares of common stock or common stock equivalents of the Company held by affiliated stockholders of Company prior to the IPO to be cancelled pro rata in proportion to the number of shares of common stock or common stock equivalents of the Company held by each of them.

The obligations of each party to consummate the transactions contemplated by the Purchase Agreement are predicate on the closing of the IPO on or before December 31, 2020. Should the IPO not occur by that date, either the Company or the Sellers may terminate the Purchase Agreement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denim L.A., Inc.

By:	/s/ John “Hil” Davis

Hil Davis, Chief Executive Officer of Denim L.A., Inc.

Date: April 29, 2020

Exhibit Index

Exhibit No.	Description
6.1

Stock Purchase Agreement dated as of April 29, 2020 by and between Richard Antonoff, Frank Georges, and Jack Georges, on the one hand, and Denim.LA, Inc., a Delaware corporation, on the other hand. (Schedules and exhibits have been omitted. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.)